EXHIBIT 12.2
United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Loss from continuing operations	$(6,617)	$(6,721)	$(17,534)	$(14,045)

Add (from continuing operations):
Interest on indebtedness	13,948	12,466	38,927	36,971
Portion of rents representative of the interest factor	403	389	1,198	1,175

Earnings	$7,734	$6,134	$22,591	$24,101

Fixed charges from continuing operations:
Interest on indebtedness	$13,948	$12,466	$38,927	$36,971
Capitalized interest	445	373	1,356	963
Portion of rents representative of the interest factor	403	389	1,198	1,175

Fixed charges	$14,796	$13,228	$41,481	$39,109

Ratio of earnings to fixed charges	—	—	—	—
For the three months ended September 30, 2011 and 2010, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $7.1 million.
For the nine months ended September 30, 2011 and 2010, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $18.9 million and $15.0 million, respectively.